One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
STEPHANIE CAPISTRON stephanie.capistron@dechert.com +1 617 728 7127 Direct +1 617 275 8364 Fax

February 17, 2016

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Russell Investment Company

File No. 811-3153

Dear Sir or Madam:

Transmitted herewith on behalf of the above named registrant is a preliminary proxy statement on Schedule 14A.

No fees are required in connection with this filing. Please call me at (617) 728-7127 or John V. O’Hanlon at (617) 728-7111 if you have any questions.

Very truly yours,

/s/ Stephanie Capistron
Stephanie Capistron

cc:	John V. O’Hanlon

Mary Beth Rhoden Albaneze